ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

December 15, 2014	Nathan D. Briggs T +1 202 626 3909 F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Selective Credit Fund (the “Fund”), File No. 811-22378

Dear Ms. Vroman-Lee:

This letter is being filed to respond to the comments received from you on July 15, 2014, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 29 to its registration statement. PEA No. 29 was filed pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), and became effective immediately upon filing. The purpose of PEA No. 29 was to register Class I shares of the Fund, a new series of the Trust. The Trust will incorporate any changes made in response to the comments set forth below into its registration statement with the Trust’s next annual updating amendment to its registration statement with respect to the Fund if such changes continue to be appropriate at the time of filing such amendment. In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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General Comments

1.	Comment: The Staff directs the Trust’s attention to Form N-1A and notes that only certain items apply with respect to registered investment companies registered under the 1940 Act and not the Securities Act of 1933, as amended (the “1933 Act”). Please confirm the Fund’s filing was intended to address all of the items applicable to the Fund.

Response: The Fund provides the requested confirmation.

2.	Comment: The Fund’s name includes the term “Credit.” If the term “Credit” describes the various types of debt securities in which the Fund intends to invest, please adopt a policy consistent with the requirements of Rule 35d-l(a)(2) under the 1940 Act.

Response: The term “Selective Credit” used in the Fund’s name is meant to suggest an investment strategy rather than a type of investment. The Fund respectfully refers the Staff to the following disclosure which describes how the Fund’s investment adviser will select the issuers to which the Fund will be exposed:

DoubleLine will select investments over time to implement its long-term strategic investment view. It may buy and sell securities opportunistically in response to short-term market, economic, political, or other developments or otherwise as opportunities may present themselves. In selecting individual securities for investment by the Fund, DoubleLine uses a bottom-up security selection process, reflecting in-depth research and analysis. DoubleLine will manage the Fund under an integrated risk management framework overseen by the Fund’s portfolio management team and DoubleLine’s risk management committee.

The Fund believes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act, which stated that “the rule [35d-1] does not apply to fund names that incorporate terms . . . that connote types of investment strategies as opposed to types of investments.”1

In addition, the Fund respectfully submits that the use of the term “credit” in similar contexts and without the adoption of a related 80% policy pursuant to Rule 35d-1 is consistent with a number of other registrants. See, e.g., Driehaus Select Credit Fund; Nuveen Symphony Credit Opportunities Fund; The Arbitrage Credit Opportunities Fund; and Legg Mason BW Alternative Credit Opportunities Fund.

1Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001). See also the Staff’s “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm#P103_15038), in which the Staff stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”

3.	Comment: Please explain supplementally how the Fund will value derivatives for purposes of its 80% policy.

Response: Please note that the Fund has not adopted an 80% policy for the reasons described in response to Comment 2 above.

4.	Comment: As derivatives are considered part of the Fund’s investment strategy, please review the derivatives disclosure throughout the registration statement in light of the observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Fund has reviewed the derivatives disclosure in the registration statement and respectfully submits that such disclosure is consistent with the referenced letter.

Private Placement Memorandum (“PPM”)

5.	Comment: If the Fund will invest directly in “covenant lite” loans made to operating companies as a principal investment strategy, please disclose that in the PPM.

Response: The Fund does not intend at this time to invest directly in covenant lite loans made to operating companies as a principal investment strategy. However, the Fund may invest in or have exposure to covenant-lite loans made to operating companies. Accordingly, the Fund will revise its Statement of Additional Information (“SAI”) to include the following disclosure in the section entitled “Investment Strategies—Loans, Assignments and Participations”:

Some of the loans in which the Fund may invest or to which the Fund may gain exposure through its investments in CDOs, CLOs or other types of structured securities may be covenant-lite loans, which contain fewer or less restrictive constraints on the borrower than certain other types of loans. Covenant-lite loans generally do not include terms which allow the lender to monitor the performance of the borrower and declare a default or force a borrower into bankruptcy restructuring if certain criteria are breached. Under such loans, borrowers typically must rely on covenants that restrict a company from incurring additional debt or engaging in certain actions. Such covenants can only be breached by an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, the Fund may have fewer rights against a borrower when it invests in or has exposure to such loans and, accordingly, may have a greater risk of loss on such investments as compared to investments in or exposure to loans with additional or more conventional covenants.

6.	Comment: Disclosure on page 8 of the Fund’s PPM states that the Fund may invest in equity or “first loss” tranches of mortgage- or asset-backed securities. Please add disclosure to the “Principal Risks” section of the Fund’s PPM addressing the risks of investing in such instruments.

Response: The Trust respectfully submits that the section entitled “Principal Risks—Collateralized Debt Obligations Risk” on pages 13 and 14 of the Fund’s PPM addresses the risk of such investments. Specifically, the disclosure states (emphasis added):

The cash flows from the [Collateralized Debt Obligation (“CDO”)] trust are generally split into two or more portions, called tranches, varying in risk and yield. Senior tranches are paid from the cash flows from the underlying assets before the junior tranches and equity or “first loss” tranches. Losses are first borne by the equity tranches, next by the junior tranches, and finally by the senior tranches. Senior tranches pay the lowest interest rates but are generally safer investments than more junior tranches because, should there be any default, senior tranches are typically paid first. The most junior tranches, such as equity tranches, would attract the highest interest rates but suffer the highest risk should the holder of an underlying loan default. If some loans default and the cash collected by the CDO is insufficient to pay all of its investors, those in the lowest, most junior tranches suffer losses first.

In addition, the disclosure concerning collateralized mortgage obligations (“CMOs”) in the section entitled “Principal Risks—Mortgage-Backed Securities Risk—Collateralized Mortgage Obligations” on page 29 of the PPM notes that “CMOs and other mortgage-backed securities may be structured similarly to CDOs and may be subject to similar risks. See ‘—Collateralized Debt Obligations Risk.’” However, similar disclosure as noted above will be added to this section as well.

7.	Comment: Disclosure on page 9 of the Fund’s PPM states that the Fund may use derivative instruments to gain short exposure to asset classes or issuers. Please confirm whether the Fund intends to use short sales as a principal investment strategy to gain leverage in its portfolio.

Response: The Fund does not currently intend to use short sales (i.e., the sale of borrowed securities) as a principal investment strategy to gain leverage in its portfolio.

8.	Comment: The Staff notes that the Fund may engage in short sales. Please confirm that any expenses paid by the Fund with respect to its short sale transactions will be reflected in the “Annual Fund Operating Expenses” table.

Response: The Trust notes that, pursuant to General Instruction B.2(b) of Form N-1A, an investment company that is registered solely under the 1940 Act, such as the Fund, is not required to include an Annual Fund Operating Expenses table in its PPM. Accordingly, an Annual Fund Operating Expenses table is not included in the Fund’s PPM. However, the Trust confirms that the Fund’s PPM will reflect estimates of expenses to be paid by the Fund with respect to any short sale transactions in which it may engage, to the extent required by Form N-1A.

9.	Comment: Disclosure on page 9 of the Fund’s PPM states that the Fund may use credit default swaps. Please confirm that, when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

Response: The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters, and other published Staff interpretative materials.

10.	Comment: The Fund’s principal investment strategies state that the Adviser seeks to manage the Fund’s duration. Please specify what the range of the Fund’s duration is expected to be or, if no such range exists, state that fact in the disclosure. Please provide a duration example describing the likely effect on the value of the Fund’s debt obligations resulting from an increase in interest rates by 1% if the Fund has a weighted average effective duration in the range disclosed in response to the previous sentence.

Response: In response to this comment, the following disclosure will be added to the Fund’s Registration Statement:

There are no limits on the duration of the Fund’s portfolio.

With respect to the duration example, the Trust respectfully submits that the following language from the section “Principal Risks—Debt Securities Risks—Interest Rate Risk” of the Fund’s PPM addresses the Staff’s comment:

Duration is a measure of the expected life of a bond that is used to determine the sensitivity of an instrument’s price to changes in interest rates. For example, the price of a bond fund with an average duration of three years generally would be expected to fall approximately 3% if interest rates rose by one percentage point.

In addition, the Trust notes that a similar example and additional disclosure on duration is included in the Fund’s SAI. Accordingly, the Fund respectfully declines to make any changes in response to the portion of the Staff’s Comment requesting that a duration example be added to the Fund’s PPM.

11.	Comment: Please consider whether the section entitled “Principal Risks” in the Fund’s PPM should include disclosure concerning the risks of investments in other investment companies or exchange-traded funds (“ETFs”).

Response: The Fund does not currently intend to invest in other investment companies or ETFs as a principal investment strategy. Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

12.	Comment: The section entitled “Principal Risks—Debt Securities Risks—Interest Rate Risk” in the Fund’s PPM provides an example of the effect of a 1% change in interest rates on the value of a bond fund with an average duration of three years. Does the Fund expect to have an effective duration of three years?

Response: Please see the response to Comment 10.

13.	Comment: Please consider adding some of the information regarding the structure of stripped mortgage-backed securities from the Fund’s SAI to the disclosure in the PPM section entitled “Principal Risks—Mortgage-Backed Securities Risk—Interest and Principal Only Securities Risk.”

Response: In response to this comment, the disclosure in the PPM section entitled “Principal Risks—Mortgage-Backed Securities Risk—Interest and Principal Only Securities Risk” will be revised as follows (as marked):

Interest and Principal Only Securities Risk. Stripped mortgage-backed securities are usually structured with two classes that receive different portions of the interest and principal distributions on a pool of mortgage loans. In one ~~One~~ type of stripped mortgage-backed security, one class will receive ~~pays to one class~~ all of the interest from the mortgage assets (the interest-only, or “IO” class), while the other class will receive all of the principal from the mortgage assets (the principal-only, or “PO” class). The yield to maturity (the expected rate of return on a bond if held until the end of its lifetime) on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities. If the assets underlying the IO class experience greater than anticipated prepayments of principal, the Fund may fail to recoup fully, or at all, its initial investment in these securities. PO class securities tend to decline in value if prepayments are slower than anticipated.

14.	Comment: Pursuant to Instruction 2 to Item 5(b) of Form N-1A, please state whether the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response: In response to this comment, the disclosure in the PPM section entitled “Management of the Fund—Portfolio Managers” will be revised as follows (as marked):

The following individuals serve as portfolio managers and are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. Please see the SAI for additional information about other accounts managed by the portfolio managers, the portfolio managers’ compensation and the portfolio managers’ ownership of shares of the Fund.

Statement of Additional Information

15.	Comment: Please revise fundamental policy number 4 to remove the last phrase which states that “derivatives counterparties are not considered to be part of any industry.”

Response: The Trust notes that this language is intended to address the fact that, when the Fund enters into a derivatives transaction with a dealer, it does so to gain exposure to the security, index, or commodity underlying the derivative, and not to the dealer itself. The value of a derivative typically changes very largely in response to changes in the value of the underlying security, index, or commodity and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, a derivatives transaction with a dealer counterparty, including a bank, should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this Comment.

16.	Comment: Please revise the disclosure relating to fundamental policy 4 stating the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, to reflect the Staff’s position that such securities are in fact part of separate industries.

Response: The Trust is not aware of any published guidance from the SEC or its Staff that privately issued mortgage- and asset-backed securities are part of an industry. In addition, the Trust notes that, because PEA No. 29 has become effective, changing fundamental policy 4 would require a vote of the Fund’s shareholders. The Trust respectfully declines to revise the referenced language.

17.	Comment: Disclosure on pages 36 and 58 of the Fund’s SAI indicates, respectively, that the Fund may engage in short selling, and that bans on short selling may have a material adverse effect on the Fund’s ability to generate returns. Please confirm whether short selling is a principal investment strategy of the Fund.

Response: The Fund does not currently intend to use short sales as a principal investment strategy.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.